UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
     This Report on Form 6-K contains a press release published by Deutsche Bank AG on June 15, 2010. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Anshu Jain becomes sole Head of Deutsche Bank’s Corporate and Investment Bank
Michael Cohrs retires from Deutsche Bank’s Management Board
Frankfurt, June 15, 2010
     At its meeting today, Deutsche Bank’s Supervisory Board approved the request of Michael Cohrs, Co-Head of the Corporate and Investment Bank and Head of Global Banking, to retire from the Management Board and the bank at the end of September 2010.
     Cohrs will maintain close ties to Deutsche Bank as a member of its European Advisory Board, which he will join on 1 October 2010.
     His responsibilities as Head of Global Banking will be assumed by Anshu Jain, Head of Global Markets and Cohrs’ longtime Co-Head of the Corporate and Investment Bank. Jain will be the sole head of the Corporate and Investment Bank going forward.
     To ensure a smooth transition, Cohrs will transfer his responsibilities as Head of Global Banking to Jain on 1 July 2010, and will continue to work with him as a Management Board member until the end of September.
     Dr. Clemens Börsig, Chairman of the Supervisory Board of Deutsche Bank, said: “The Supervisory Board would like to thank Michael Cohrs for his many years of successful work on behalf of Deutsche Bank. We are pleased that he will retain close ties to the bank in an advisory capacity. We wish Anshu Jain every success with his additional responsibilities.”
     Dr. Josef Ackermann, Chairman of the Management Board and the Group Executive Committee, said: “I regret that Michael Cohrs will be leaving our longstanding management team. He led the Corporate Finance and Global Transaction Banking businesses into the world’s premier leagues. For this and for the many years we enjoyed working with him as our colleague, the Group Executive Committee is very grateful to him. Anshu Jain is taking over a strong business division. We are confident that he will build on this success.”
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: June 15, 2010
	By:	/s/ W. Schnorr
	Name:	Wolfgang Schnorr
	Title:	Managing Director

	By:	/s/ M. Otto

	Name:	Mathias Otto
	Title:	Managing Director and
Senior Counsel